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SEC FILE NUMBER
8- 67396

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wedge Alternatives LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Fifth Avenue, Suite 3150
(No. and Street)

New York, (City) NY (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACQUAVELLA, CHIARELLI, SHUSTER, BERKOWER & CO., LLP
(Name – *if individual, state last, first, middle name*)

517 ROUTE 1 SOUTH, SUITE 4103 (Address) ISELIN (City) NJ (State) 08830 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael C. Trefz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wedge Alternatives LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of New York
County of New York
Sworn to and subscribed before me this 25 **day of** February, **20**10

[signature] 2/25/10
Signature

DIRECTOR
Title

[signature]
Notary Public **ROBERTA ARNONE, ESQ.**

ROBERTA ARNONE
NOTARY PUBLIC - STATE OF NEW YORK
COMMISSION # 02AR5044142
QUALIFIED IN NEW YORK COUNTY
EXPIRES MAY 22, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) SupplementalReport of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEDGE ALTERNATIVES LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

WEDGE ALTERNATIVES LLC

CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Member of
Wedge Alternatives LLC
New York, New York

We have audited the accompanying statement of financial condition of **Wedge Alternatives LLC** (the "Company") as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Wedge Alternatives LLC** as of December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 18, 2010

WEDGE ALTERNATIVES LLC

STATEMENT OF FINANCIAL CONDITION

		December 31, 2009
ASSETS		
Cash	$	212,383
Receivable from affiliate		25,631
Office equipment, net of accumulated depreciation of $5,136		1,920
Prepaid expenses		1,558
Lease deposit		45,664
Total assets	$	287,156
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	10,016
Payable to parent		16,793
Deferred income taxes payable		3,584
Total liabilities		30,393
Member's equity		256,763
Total liabilities and member's equity	$	287,156

The accompanying notes are an integral part of these financial statements.

WEDGE ALTERNATIVES LLC

STATEMENT OF OPERATIONS

	Year Ended December 31, 2009
Revenues	
Service fees	$ 530,719
Expenses	
Employee compensation and benefits	314,178
Rent	90,341
Professional fees	23,627
Consulting fees	17,031
Travel and entertainment	10,597
Telephone	8,479
Computer expenses	5,537
Regulatory fees	2,787
Office expenses	2,388
Depreciation	1,388
Insurance	511
Other expenses	5,607
Total expenses	482,471
Net income before income taxes	48,248
Provision for income taxes	20,835
Net income	$ 27,413

The accompanying notes are an integral part of these financial statements.

WEDGE ALTERNATIVES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Year Ended December 31, 2009
Balance, January 1, 2009	$ 129,350
Contributions	100,000
Withdrawals	-
Net income	27,413
Balance, December 31, 2009	$ 256,763

The accompanying notes are an integral part of these financial statements.

WEDGE ALTERNATIVES LLC

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2009
Cash flows from operating activities	
Net income	$ 27,413
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes payable	(5,016)
Depreciation	1,388
Increase in cash flows as a result of changes in asset and liability account balances:	
Receivables from affiliate	14,649
Prepaid income taxes	8,600
Payable to parent	16,793
Prepaid expenses	2,727
Lease deposit and other assets	1,452
Accounts payable and accrued expenses	(992)
Total adjustments	39,601
Net cash provided by operating activities	67,014
Cash flows from financing activities	
Contributions	100,000
Net change in cash	167,014
Cash, January 1, 2009	45,369
Cash, December 31, 2009	$ 212,383

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Wedge Alternatives LLC (the "Company") is a Delaware limited liability company formed on February 22, 2006 and is wholly owned by Wedge Alternatives (USA) Inc. (the "Parent"). On March 12, 2007, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i). The Company's broker dealer activity is to provide private placements of securities. The Company also provides certain administrative services for Wedge Alternatives, Inc. (pursuant to an administration services agreement). Wedge Alternatives Inc. (a British Virgin Islands Corporation) is the sole shareholder of Wedge Alternatives (USA) Inc.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Services Fees

Services fees are recognized when earned.

Income Taxes

The Company is not a taxpaying entity for Federal income tax purposes. Income of the Company is taxed to the Parent in its respective returns. However, the Company is subject to New York City unincorporated business tax based on its net income. Accordingly, the Company provides for unincorporated business taxes on a current basis, in addition to its share of income taxes as a result of its operations.

In accordance with GAAP, the management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2009. Based on its analysis, the management has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, the General Partner's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in portfolio maintenance fees, if assessed. No interest expense or penalties have been assessed as of and for the year ended December 31, 2009.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Depreciation

Equipment and furniture is stated at cost. Depreciation is computed using the straight-line method over its useful lives.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company places its cash with high credit quality financial institutions, which at times may be in excess of the FDIC insurance limit.

2. Equipment

Equipment consists of the following:

Office equipment	$ 4,103
Furniture	2,953
Less: Accumulated depreciation	(5,136)
	$ 1,920

Depreciation expense for the year ended December 31, 2009 was $1,388.

3. Income Taxes

The Company files its tax return on a cash basis with its Parent and all tax liabilities are assumed by the Parent. The Company is not a tax paying entity for Federal and local income tax purposes, but is subject to New York City unincorporated business taxes on its taxable income. The Company records its share of federal and local income taxes resulting from its operations. The following is a detail of income tax expense:

Federal	
Current tax expense	$ 15,539
Deferred tax expense (benefit)	(3,257)
	$ 12,282
State and City	
Current	$ 10,311
Deferred tax expense (benefit)	(1,758)
	8,553
Total	$20,835

4. Related Party Transactions

The Company has an administration services agreement with Wedge Alternatives Inc. whereby the Company provides support and administrative services and is reimbursed at a rate of 110% of its costs and expenses.

For the year ended December 31, 2009, the Company earned $530,719 pursuant to the agreement and as of December 31, 2009, $25,631 is owed by Wedge Alternatives Inc. to the Company.

5. Net Capital Requirement

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $181,990, which was $176,990 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .17 to 1.

6. Commitments

The Company renewed its office space under a lease agreement through August 31, 2010. The lease is guaranteed by the previous Managing Director of the Company. Monthly rental payments through August 31, 2009 were $8,213 and $5,827 is payable monthly thereafter. In addition, the lease provides for additional payments for the Company's proportionate share of operating expenses and real property taxes. For the year ended December 31, 2009, rent expense aggregated $90,341. The security deposit for this lease contract is $45,664.

7. Subsequent Events

The Company has evaluated subsequent events through February 18, 2010, the date the financial statements were available to be issued.

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Wedge Alternatives LLC
New York, New York

Our report on our audit of the basic financial statements of **Wedge Alternatives LLC** for the year ended December 31, 2009 appears on Page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 18, 2010

WEDGE ALTERNATIVES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2009
Total member's equity	$ 256,763
Deduct non-allowable assets	
Receivable from affiliate	25,631
Fixed assets, net	1,920
Prepaid expenses	1,558
Lease deposit	45,664
	74,773
Net capital	$ 181,990
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 10,016
Payable to parent	16,793
Deferred income taxes payable	3,584
	30,393
Computation of basic net capital requirement	
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital)	$ 5,000
Excess net capital	$ 176,990
Percentage of aggregate indebtedness to net capital	17%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2009.

WEDGE ALTERNATIVES LLC

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

DECEMBER 31, 2009

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member
Wedge Alternatives LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of **Wedge Alternatives LLC** (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control, and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibilities are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 18, 2010

WEDGE ALTERNATIVES LLC

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION
PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17A-5(e)(4)
AND SCHEDULE OF SECURITIES INVESTOR PROTECTION
CORPORATION ASSESSMENTS AND PAYMENTS

FROM FISCAL PERIOD BEGINNING APRIL 1, 2009
AND ENDING DECEMBER 31, 2009

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
Wedge Alternatives LLC
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the fiscal period beginning April 1, 2009 and ending December 31, 2009, which were agreed to by **Wedge Alternatives LLC** (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other state regulatory authorities, solely to assist you and the other specified parties in evaluating **Wedge Alternatives LLC's** compliance with the applicable instructions of the Form SIPC-7T. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(i) Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements record entries which included check register and copies of checks, noting no differences;

(ii) Compared the amounts reported per books and records for the fiscal period beginning April 1, 2009 and ending December 31, 2009, as applicable with the amounts reported in Form SIPC-7T for the fiscal period beginning April 1, 2009 and ending December 31,2009, noting no differences;

(iii) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

(iv) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 18, 2010

WEDGE ALTERNATIVES LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

From April 1, 2009 to December 31, 2009

	Date Paid or Filed	Payments Made	Annual Assessment Per Report
SIPC-4 general assessment FY 2009	January 9, 2009	$ 150.00	$ -
SIPC-6 general assessment fiscal period beginning April 1, 2009 and ending June 30, 2009	July 20, 2009	343.00	
SIPC-7T general assessment fiscal period beginning April 1, 2009 and ending December 31, 2009	January 29, 2010	439.00	932.00
		$ 932.00	$ 932.00

Name of collection agent: Financial Industry Regulatory Authority

See accompanying report on Securities Investor Protection Corporation schedule of assessments and payments pursuant to Securities and Exchange Commission Rule 17A-5(e)(4).